[redacted]

15046985

AB 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
~~8-[illegible]~~

8-38377

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TFS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 NEWMAN SPRINGS ROAD
(No. and Street)

LINCROFT	NJ	07738
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS P. HYLAND (800) 833-1862
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLLAND & COMPANY, CPAs
(Name – *if individual, state last, first, middle name*)

411 POMPTON AVE.,	CEDAR GROVE	NJ	07009
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/15

OATH OR AFFIRMATION

I, THOMAS P. HYLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFS SECURITIES, INC., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN TO AND SUBSCRIBED
BEFORE ME THIS DATE

FEB 25 2015

Signature

PRESIDENT

Title

TAMMY L. SUE CASE
Notary Public of New Jersey
My Commission Expires 4/8/2018

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TFS SECURITIES, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

HOLLAND & COMPANY

Certified Public Accountants

411 POMPTON AVENUE

CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

Report of Independent Registered Public Accounting Firm

Board of Directors
TFS Securities, Inc.
437 Newman Springs Road
Lincroft, New Jersey 07738

We have audited the accompanying statement of financial condition of TFS Securities, Inc. as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of TFS Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TFS Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules listed below have been subjected to audit procedures performed in conjunction with the audit of TFS Securities Inc.'s financial statements.

- Schedule I, Computation of Net Capital Under Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3(exemption).
- Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3(exemption).

The supplemental information is the responsibility of TFS Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holland & Company

Cedar Grove, New Jersey
February 25, 2015

TFS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and Cash Equivalents	$	558,074
Deposits: NASD/CRD Acct		8,531
Deposit: Clearing Broker-Dealer		50,000
BD Concessions Receivables		297,713
Total Assets	$	914,318

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable	$	1,726
Payroll Taxes Payable		1,058
Commissions Payable		340,982
Unsecured Client Account Debits		811
Total Liabilities		344,577
Stockholders' Equity		
Common Stock - $100.00 par value		
10,000 share authorized		
804 shares issued and outstanding		80,400
Additional Paid in Capital		170,000
Retained Earnings		319,341
Total Stockholders' Equity		569,741
Total Liabilities and Stockholders' Equity	$	914,318

*The accompanying notes are an integral part of these financial statements.

TFS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues		
Revenues from Sale of Investment Co. Shares	$ 8,859,728	
Fees for Account Supervision, Investment Advisory and Administrative Services	16,846,064	
Commissions from Securities	825,920	
Rep Licensing & Expense Fees	905,210	
Marketing Support Revenues	540,513	
Interest and Investment Income	64,724	
Total Revenues		$ 28,042,159
Direct Costs		
Commissions & Advisory Fees Paid	22,867,428	
Clearance and Execution Fees	171,050	
Marketing Reimbursements to Representatives	112,577	
Total Direct Costs		23,151,055
Gross Profit		4,891,104
Operating Expenses		
Officers' Compensation	566,557	
Other Payroll & Employee Benefits	541,801	
Computer & Software Expenses	229,362	
Regulatory Fees and Assessments	517,585	
Rent	70,000	
Professional Fees	80,622	
Consulting Fees	116,707	
Fidelity and Surety Bonds	59,523	
Other Operating Expenses	423,446	
Management Fee	2,244,790	
Total Operating Expenses		4,850,393
Net Income		$ 40,711

*The accompanying notes are an integral part of these financial statements.

TFS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders Equity
	Shares	Amount	Amount	Amount	Amount
Balance at January 1, 2014	804	$ 80,400	$ 170,000	$ 278,630	$ 529,030
Net Income				40,711	40,711
Additions:			0	0	0
Deductions:				0	0
Balance at December 31, 2014	804	$ 80,400	$ 170,000	$ 319,341	$ 569,741

*The accompanying notes are an integral part of these financial statements.

TFS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities		
Net Income (Loss)		$ 40,711
Adjustments to reconcile Net Income to Net Cash provided by Operating Activities:		
(Increase) decrease in operating assets:		
Deposits - NASD/CRD Acct	$ (928)	
BD Concessions Receivable	16,617	
Increase (decrease) in operating liabilities:		
Accounts Payable	(6,741)	
Payroll Taxes Payable	(8,634)	
Legal Fees Payable	(8,101)	
Commissions Payable	(80,075)	
Unsecured Client Account Debits	345	
Accrued Expenses	(9,500)	
Reserve for Arbitration Claims	(6,660)	
Total Adjustments		(103,677)
Net cash Provided by operating activities		(62,966)
Cash Flows from Financing Activities		0
Net Increase (Decrease) in Cash		(62,966)
Cash at beginning of the year		621,040
Cash at end of the year		$ 558,074

Supplemental Disclosures:	
Interest Paid	$ 0
Income Taxes Paid	$ 0
Noncash financing activity	$ 0

*The accompanying notes are an integral part of these financial statements.

TFS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1-*Organization and Nature of Business*

TFS Securities, Inc. (the Company) is incorporated under the laws of the State of New Jersey. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a closely held corporation, operates with several hundred representatives mostly located throughout the State of New Jersey, New York and Pennsylvania. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory. The Company is a Non-carrying broker-dealer; the Company does not clear customer transactions, carry customer accounts, or hold custody of customer cash or securities. Customers are located in states in which the Company is registered. The broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and middle and high-income individuals.

Note 2-*Significant Accounting Policies*

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months of less when purchased to be cash equivalents. At December 31, 2014, the Company had cash deposits totaling $197,064 in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in their cash accounts and believes it is not subject to any significant credit risk on cash.

Deposit – Clearing Broker-Dealer
The Company maintains a deposit account amounting to $50,000 with its clearing broker-dealer (Pershing LLC) (agent) pursuant to a Clearing Agent Agreement. The Deposit: Clearing Broker-Dealer account has been included as an allowable asset in the calculation of the Company's net capital.

BD Concessions Receivable
The Company has concession receivables related to commissions earned from the sale of investment and insurance products with Broker Dealers and clearing organizations, including mutual funds, insurance companies and others. The receivables primarily composed of amounts due to the Company for asset-based fees and fees for the commissions earned on sales of investment vehicles, not from transactions directly with their clients. TFS may reserve for uncollectible accounts based on the aging analysis and estimated collectability of those receivables. No reserve was recorded at December 31, 2014 based on the collection of all receivables within 60 days.

Property and equipment
Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred and additions and expenditures that increase asset values and extend useful lives are capitalized. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Note 2-*Significant Accounting Policies-continued*

The Company evaluates long-lived assets held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected undiscounted future cash flows from the use and disposition of the asset is less than its carrying amount. Generally, the amount of impairment loss is measured as the difference between the carrying amount of the asset and the estimated fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2013.

Commissions Payable

The Company has commissions payables related to commissions earned from the sale of investment and insurance products with Broker Dealers and clearing organizations, including mutual funds, insurance companies and others to the investment representatives that are under contract with the Company.

Transactions

The Company buys and sells securities for customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

In the normal course of its securities brokerage business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

Revenues from Sale of Investment Company shares

Revenues from the sale of Investment Company shares recorded on a trade-date basis.

Fees for Account Supervision, Investment Advisory and Administrative Services

The Company earns investment management and advisory fees under investment advisory services agreements that provide for fees based on a percentage of the assets under management. Fees under advisory services agreements are principally received quarterly in advance and are recognized as revenue on a prorated basis over the term of the contract.

Trail commissions related to previous sales of insurance contracts are recognized in the period to which they relate. Other fees are recognized when services are provided.

The Company receives service and distribution fees "12b-l" from various mutual funds in which the Company's clients have invested. The Company recognizes income monthly as the fees are earned and paid out on average balances.

Commissions from Securities

Commissions from Securities recorded on a trade-date basis. Customer Securities transactions are executed and cleared by an independent clearing broker on a fully disclosed basis.

Note 2-*Significant Accounting Policies-continued*

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Advertising Costs

Advertising and direct marketing costs are expensed as incurred and totaled $4,800 for the year ended December 31, 2014.

Income Taxes

The Company has elected by consent of its shareholders to be taxed under the provisions of subchapter S of the Internal Revenue Code. Accordingly, no provisions or liability for Federal income taxes is reflected in the accompanying statements. Instead, the shareholders are liable for individual Federal income taxes on their respective share of the Company's taxable income.

The accounting pronouncement on accounting for uncertainty in income taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The accounting pronouncement on accounting for uncertainty in income taxes also provides guidance on de-recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company files income tax returns in the U.S. federal jurisdiction and the States of New Jersey, New York and North Carolina. The Company's federal income tax returns for tax years 2010 and beyond remain subject to examination by the Internal Revenue Service. The Company's New Jersey tax years 2009 and beyond remain subject to examination by the NJ Division of Taxation.

The Company did not have unrecognized tax benefits as of December 31, 2014 and does not expect this to change significantly over the next twelve months as a result of its S-election status.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows:

For the purpose of the statement of cash flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

TFS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 3-*Related party transactions and commitment*

The Company maintains an expense-sharing agreement with a corporation that is owned by its shareholders under which the Company is required to reimburse the related party for its allocable share of expenses. For the year ended December 31, 2014, the related corporation allocated $360,000 of expenses to the Company. Amounts allocated by related corporation and charged to the Company have been classified in the accompanying statement of income based on their natural classification, including rent.

The Company also pays the same corporation through common ownership a management fee. The management fee totaled $2,244,790 for the year ended December 31, 2014.

Note 4-*Fair Value*

Fair Value Measurement
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. The Company does not have any financial assets or liabilities utilizing Level 1 inputs as of December 31, 2014.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The Company does not have any financial assets or liabilities utilizing Level 1 inputs as of December 31, 2014.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The Company does not have any financial assets or liabilities utilizing Level 1 inputs as of December 31, 2014.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
None	$ -	$ -	$ -	$ -	$ 0
Liabilities					
None	$ -	$ -	$ -	$ -	$ 0

Note 5-*Pension Plan*

The Company has established a SIMPLE IRA retirement plan for its employees. An employee is eligible to participate in any calendar year if he or she received at least $5,000 of compensation during each of the two preceding calendar years. The Plan must permit each eligible employee to elect to have the employer make payments to the SIMPLE IRA account. An employee may terminate participation in the SIMPLE IRA plan at any time during the calendar year.

The Company must match the elective contribution of the employee in an amount not exceeding 3% of the employee's compensation. The Company's matching 3% expense for 2014 was $6,811.

Note 6-*Commitments and Contingent Liabilities*

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible reserve at the low end of the range of losses. At December 31, 2014 the Company is a not a defendant in any lawsuits incidental to its securities business. Management of the Company, after consultation with legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 7-*Financial Instruments*

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains deposits at banks in excess of federally insured limits. The Company has a policy of monitoring, as considered necessary, the creditworthiness of the banks.

Note 8-*Guarantees*

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts
The Company has not entered into any derivative contracts that meet the accounting definition of a guarantee under FASB ASC 460.

Note 9-*Net Capital Requirements*

The Company is subjected to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1.

At December 31, 2014, the Company had net capital of $561,210, which was $511,210 in excess of its required net capital of $50,000. The Company's net capital ratio was .614 to 1 at December 31, 2014.

Note 10-*Regulatory Matters*

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of the regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

Note 11-*Subsequent Events*

The Company has evaluated subsequent events occurring after the balance sheet date through the date the financial statements are issued. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require recognition or disclosure in the financial statements.

TFS SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO 15C3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2014

Net Capital		
Total Stockholders' Equity qualified for Net Capital		$ 569,741
Deductions and/or charges		
Non-Allowable Assets		
Deposits - NASD/CRD Acct	$ 8,531	
Total Deductions and/or charges		8,531
Net Capital Before Haircuts on Securities Positions (tentative net capital)		561,210
Haircuts on Securities		0
Net Capital		$ 561,210
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts Payable	$ 1,726	
Payroll Taxes Payable	1,058	
Commissions Payable	340,982	
Unsecured Client Account Debits	811	
Total Aggregated Indebtedness		$ 344,577
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required (greater of $50,000 or 6-2/3% of aggregate indebtedness		$ 50,000
Excess Net Capital		$ 511,210
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum Net Capital		$ 501,210
Ratio: Aggregate Indebtedness to Net Capital		.614 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17 A-5 (FOCUS Report) as of December 31, 2014.

TFS SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2014

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

TFS SECURITIES, INC.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2014

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

HOLLAND & COMPANY
Certified Public Accountants
411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

Report of Independent Registered Public Accounting Firm

Board of Directors
TFS Securities, Inc.
437 Newman Springs Road
Lincroft, New Jersey 07738

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) TFS Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which TFS Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) (the "exemption provision") and (2) TFS Securities, Inc. stated that TFS Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. TFS Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TFS Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holland & Company

Cedar Grove, New Jersey
February 25, 2015

Tomorrow's Financial Services, Inc.
TFS Securities, Inc.

February 17, 2015

TFS Securities, Inc. Exemption Report

TFS Securities, Inc. (the "Company") is a registered broker-dealer subject to Securities and Exchange Commission Rule 15c3-3. To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from SEC Rule 15c3-3 under the following provisions of section K(2)(ii) of the rule:

- The Company clears all trades on a fully disclosed basis with a clearing broker/dealer, Pershing, LLC.
- The Company transmits all customer funds and securities to the clearing broker/dealer.

The Company met the identified exemption provisions throughout the most recent fiscal year ending on 12/31/2014 without exception.

Thomas P. Hyland
President

437 Newman Springs Road | Lincroft, NJ 07738
Tel: 1-800-833-1862 | Fax: 732-758-9418 | Web: www.tfsweb.com
Division of Tomorrow's Financial Services, Inc. • Member FINRA & SIPC

HOLLAND & COMPANY
Certified Public Accountants
411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

Independent Accountants' Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors
TFS Securities, Inc.
437 Newman Springs Road
Lincroft, New Jersey 07738

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by TFS Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating TFS Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TFS Securities, Inc.'s management is responsible for the TFS Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in their computerized accounting system's (Sage) check register and general ledger noting no differences;

Check Number	Check Date	Check Amount	Bank Clearing Date
5412	7/22/2014	$ 1,435.22	7/31/14
1054	1/22/2015	$ 2,973.55	2/2/15

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

Audited Form X-17A-5	**Total Revenues Form SIPC-7 12/31/13**	**Difference**
$28,042,159	$28,042,159	$ 0

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Holland & Company

Cedar Grove, New Jersey
February 25, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*********1656*********************MIXED AADC 220
038377 FINRA DEC
TFS SECURITIES INC
ATTN: COMPLIANCE COORDINATOR
437 NEWMAN SPRINGS RD
LINCROFT NJ 07738-1369

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Thomas P. Hyland
(732) 758-9300

2. A. General Assessment (item 2e from page 2) $ 4408.77

B. Less payment made with SIPC-6 filed (**exclude interest**) (1435.22)

7/22/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2973.55

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2973.55

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2973.55

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TFS Securities
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 22 day of 2015, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 28,042,159
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	26,278,652
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	26,278,652
2d. SIPC Net Operating Revenues	$ 1763507
2e. General Assessment @ .0025	$ 4408.77

(to page 1, line 2.A.)